UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC
(Exact name of registrant as specified in its charter)

Georgia	20-3192853
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6200 The Corners Parkway, Norcross, Georgia	30092-3365
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number including area code	(770) 449-7800

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities to be registered pursuant to section 12(g) of the Act:

Shares of Investor Member Interests

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated file,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

FORM 10

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10 of Wells Mid-Horizon Value-Added Fund I, LLC (“Wells VAF I,” “we,” “our,” or “us”) other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Specifically, we consider, among others, statements concerning future operating results and cash flows, our ability to meet future obligations, and the amount and timing of any future distributions to investor members to be forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission (“SEC”). We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this Form 10, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide distributions to members, and maintain the value of our real estate properties, may be significantly hindered.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

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The management and other key personnel of our manager, whose services are essential to Wells VAF I, will face a conflict in allocating their time and other resources between Wells VAF I and the other Wells real estate programs and activities in which they are involved. Failure of our manager to devote sufficient time or resources to our operations could result in reduced returns to our members.

—	We will pay certain prescribed fees to our manager and its affiliates regardless of the quality of services provided.

—

We have utilized debt financing from third parties to acquire properties. Thus, our cash from operations will be needed to make debt service payments, and cash available for distributions or to engage in value-enhancing strategies will be reduced. Further, two of our properties serve as collateral for such loans. If we are unable to make any loan payments and are found to be in default under the terms of such loans, the lender could foreclose on any such properties and seek to obtain a judgment against us for any amount still owing to the lender under such loans after the foreclosure and sale by the lender of such properties. Any such default, foreclosure, or judgment would have a material adverse effect on our financial condition and results of operations.

—

Real estate investments are subject to general downturns in the economy as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain solvent. We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.

ITEM 1.	BUSINESS.

General

Wells VAF I was organized as a Georgia limited liability company on July 15, 2005 for the purpose of acquiring, developing, owning, operating, and improving or otherwise enhancing income-producing commercial properties, and liquidating such investments over a period of three to five years following acquisition. While we believe that we can complete our leasing efforts and sell the assets in the portfolio within our projected time frame, we do acknowledge that the current economic recession and its impact on office market conditions may require that we hold assets longer than originally projected in order to achieve the best disposition pricing for the investor members. The term of Wells VAF I shall continue until the earlier of December 31, 2020 or the filing of a Certificate of Termination.

Wells Management Company, Inc. (“Wells Management”) is the sponsoring member of Wells VAF I and has the exclusive authority to conduct the day-to-day and overall direction and supervision of the business and affairs of Wells VAF I pursuant to an operating agreement. Wells Management has contributed $1,000,000 to Wells VAF I for a subordinated interest therein. Wells Investment Management Company, Inc. (“WIM”), a wholly owned subsidiary of Wells Management, has been appointed by Wells Management to serve as the manager of Wells VAF I. In addition, Wells VAF I and WIM have entered into an agreement (the “Advisory Agreement”), under which WIM performs certain key functions on behalf of Wells VAF I, including, but not limited to, the investment of capital proceeds and management of day-to-day operations.

On September 15, 2005, Wells VAF I commenced an offering of up to 150,000 shares of investor member interests under a private placement to qualified purchasers who meet the definition of “accredited investors,” as provided in Regulation D of the Securities Act. Wells VAF I commenced active operations upon receiving and accepting subscriptions for 10,000 shares of investor member interests on June 22, 2006. Its offering terminated on September 15, 2008, at which time Wells VAF I had sold approximately 51,854 shares of investor member interests resulting in gross offering proceeds of approximately $51,854,000. After deductions for payments of acquisition fees of approximately $1,037,000; selling commissions, discounts, and dealer-manager fees of approximately $2,852,000; and other offering expenses of approximately $259,000, Wells VAF I received net offering proceeds of approximately $47,706,000. As of December 31, 2008, all equity proceeds raised from the sale of investor member interests had been utilized to fund property acquisitions and capital expenditures. See Item 3, “Properties” for a description of our current portfolio. No public market exists for the shares of investor member interests and none is expected to develop.

Our investment policy includes, but is not limited to, acquiring properties with opportunities for value enhancement related to leasing or re-leasing available space, renovating or redeveloping properties, entering into leases with sub-investment grade tenants at above-market rates and/or benefiting from favorable market conditions. As of February 28, 2009, Wells VAF I owned four properties consisting of all office buildings encompassing approximately 550,000 square feet.

Wells VAF I is not a mutual fund and does not intend to register under the Investment Company Act of 1940.

Investment Objectives and General

Wells VAF I invests primarily in commercial office and industrial real estate properties, principally Class-A type assets in primary and secondary markets in the United States, that provide opportunities for value enhancement through development, operations, re-leasing, property improvements, or other means. These may include properties that are under development or construction or that are newly constructed, as well as properties that have operating histories. Wells VAF I is designed to provide investors with an opportunity to earn attractive risk-adjusted returns from equity real estate investments in the United States through a medium-term investment product. Because of its structure and its medium-term investment objective, Wells VAF I is considered to be a “value-added investment” program.

Value-added investment programs occupy a middle tier in the risk/return continuum of real estate investment funds. At one end of the spectrum are long-term core income funds, which concentrate on providing a stable income return to investors, with the goal of providing modest appreciation in property value at the end of the fund’s holding period. At the other end of the spectrum are opportunistic funds that seek to provide substantially all of their return in the form of short-term gain realized from high-risk, highly leveraged strategies. Value-added investment funds, such as Wells VAF I, fall in the middle of that risk/return spectrum, by seeking both stable income for modest levels of current distributions and gains from property sales that are attributable to capital appreciation at the time of disposition, as part of the overall return target.

Wells VAF I seeks to acquire; operate; and/or develop, improve, and otherwise enhance and dispose of its properties at a profit, within three to five years after each acquisition is completed, in a manner that achieves greater appreciation in value upon such dispositions and superior total returns to investors, than programs with a primary focus on current distributions of income. While we believe that we can complete our leasing efforts and sell the assets in the portfolio within our projected time frame, we do acknowledge that the current economic recession and its impact on office market conditions may require that we hold assets longer than originally projected in order to achieve the best disposition pricing for the investor members. Wells VAF I’s investment objectives are:

—	to increase the value of Wells VAF I’s portfolio of properties through property-level value enhancing strategies;

—	to return to investors excess operating income in the form of cash distributions on their shares;

—	to preserve, protect, and return investors’ capital contributions; and

—	to realize capital appreciation for investors upon the orderly disposition of Wells VAF I’s properties and distribution of any cash gains to members.

Wells VAF I’s approach to acquiring and operating properties involves more risk than real estate programs that (a) have a primary focus on current distributions of income, (b) have a longer targeted holding period for investments, (c) utilize less leverage than Wells VAF I expects to use, and/or (d) otherwise employ more conservative investment strategies. As a result of Wells VAF I’s strategic approach, however, we believe that Wells VAF I has the potential for a higher rate of overall return than such other real estate programs. No assurances can be given that this strategy will be successful or that we will otherwise be able to achieve these objectives within the desired time frame, if at all.

Investment Strategy

Fundamentally, Wells VAF I seeks to invest primarily in commercial office and industrial assets in primary and secondary markets across the United States and to create value by implementing the following medium-term strategies:

—

Utilizing the comprehensive real estate asset management capabilities and national tenant relationships of Wells Management’s real estate services personnel to achieve superior leasing performance, including new leasing as well as tenant retention.

—	Enhancing the overall revenue potential of Wells VAF I’s real estate assets by improving the physical appearance and market competitiveness/ranking of assets, thereby producing higher rental rates.

—	Analyzing current market conditions to take advantage of recovering real estate fundamentals in relation to leasing efforts.

—

Capitalizing on WIM and its affiliates’ extensive tenant credit underwriting capacities to identify “rising-star” credits and/or strong private companies without credit ratings that provide an opportunity for higher rental rates as tenants and thus increase valuations for certain of Wells VAF I’s properties.

The overall success of Wells VAF I involves capitalizing on the extensive experience and expertise of the personnel available to WIM to select and acquire assets that fit the investment strategy at a discount to replacement cost, and to bring the repositioned assets to market at the appropriate time. The goal of Wells VAF I is to sell its properties for significant aggregate gains over total invested dollars. Because the strategies to achieve its goal are more capital and time-intensive in nature, the properties acquired are expected to provide a smaller portion of their return in current cash flow (less than income fund products, but more than opportunistic products) and a larger portion of the return in residual value capital appreciation.

Financing Objectives

Wells VAF I employs leverage in a strategic manner to augment our net offering proceeds and permit us to acquire a larger and more diversified portfolio of properties. In the aggregate, we may use borrowings to finance up to 50% of our investment in properties and may borrow up to 75% of the value of any particular property purchased by us, so long as the aggregate amount of such borrowings does not exceed 50% of the aggregate asset value of properties in our portfolio on a stabilized basis.

Employees

Wells VAF I has no direct employees. The employees of Wells Management, the sole member of WIM, perform substantially all of the services related to our asset management, accounting, investor relations, and other administrative activities. See Item 7, “Certain Relationships and Related Transactions,” for a summary of the fees paid to the manager and its affiliates during the years ended December 31, 2008 and 2007.

Insurance

Wells Management carries property insurance and liability insurance with respect to the properties we own. In the opinion of management, our properties are adequately insured.

Competition

As we purchase properties to build our portfolio, we are in competition with other potential buyers for the same properties, which may result in an increase in the amount we must pay to acquire a property or may require us to locate another property that meets our investment criteria. Leasing of real estate is also highly competitive in the current market, and we may experience competition for high-quality tenants from owners and managers of competing projects. As a result, we may have to provide rent concessions, incur charges for tenant improvements, or offer other inducements to enable us to timely lease vacant space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we may be in competition with sellers of similar properties to locate suitable purchasers.

Economic Dependency

Wells VAF I has engaged WIM and Wells Management to provide certain services essential to Wells VAF I, including asset management services, supervision of the management of properties, asset acquisition and disposition services, as well as other administrative responsibilities for Wells VAF I, including accounting services, investor member communications, and investor relations. The Advisory Agreement between WIM and Wells VAF I is terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells VAF I is dependent upon WIM and Wells Management.

WIM and Wells Management are owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). Accordingly, Wells VAF I focuses on the financial condition of WREF when assessing the financial condition of WIM and Wells Management. In the event that WREF were to become unable to meet its obligations as they become due, Wells VAF I might be required to find alternative service providers.

Future net income generated by WREF is largely dependent upon the amount of fees earned by affiliates of WIM and Wells Management based on, among other things, the level of investor proceeds raised from the sale of common stock for certain WREF-sponsored programs and the volume of future acquisitions and dispositions of real estate assets by WREF-sponsored programs, as well as anticipated dividend income earned from its holdings of common stock of Piedmont Office Realty Trust, Inc. (“Piedmont REIT”), formerly known as Wells Real Estate Investment Trust, Inc., which was acquired in connection with the Piedmont REIT internalization transaction (see “Assertion of Legal Action Against Related-Parties” below). In addition, WREF guarantees unsecured debt held by another WREF-sponsored product that is in the start-up phase of its operations equal to approximately $59.0 million as of February 28, 2009. As of December 31, 2008, Wells

VAF I believes that WREF generates adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and other investments to meet its current and future obligations as they become due.

Wells VAF I is also dependent upon the ability of its current tenants to pay their contractual rent amounts as they become due. In particular, Brocade Communications Systems, Inc., Connecticut General Life Insurance Company, and Country Music Television, Inc. are significant tenants at our properties and account for 10% or more of our 2008 aggregate annual revenues. The inability of a tenant to pay future rental amounts would have a negative impact on our results of operations. Wells VAF I is not aware of any reason why its current tenants will not be able to pay their contractual rental amounts as they become due in all material respects. Situations preventing Wells VAF I’s tenants from paying contractual rents could result in a material adverse impact on our results of operations.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state, and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties we currently own, or on properties that may be acquired in the future.

Assertion of Legal Action Against Related-Parties

On March 12, 2007, a stockholder of Piedmont REIT filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III; Wells Capital, Inc. (“Wells Capital”); Wells Management, our sponsoring member; certain affiliates of WREF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007. The complaint alleges, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint seeks, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the Court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempts to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the Court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint. On June 23, 2008, the plaintiff filed a motion for class certification. The defendants responded to the plaintiff’s motion for class certification on January 16, 2009. The plaintiff filed its reply in support of its motions for class certification on February 19, 2009. The motion for class certification is currently pending before the court. The parties are presently engaged in discovery. Mr. Wells, Wells Capital, and Wells Management intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Wells Management, or their affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

Web Site Address

Access to copies of each of our filings with the SEC is available, free of charge, at the http://www.wellsref.com Web site, through a link to the http://www.sec.gov Web site. These filings are available promptly after we file with or furnish them to the SEC.

ITEM 1A.	RISK FACTORS.

Wells VAF I has omitted a discussion of risk factors because as a smaller reporting company, it is not required to provide such information.

ITEM 2.	FINANCIAL INFORMATION.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements and notes thereto. See also “Cautionary Note Regarding Forward-Looking Statements” preceding Part I of this Form 10.

Overview

We were formed on July 15, 2005 for the purpose of acquiring, developing, owning, operating, and improving or otherwise enhancing income-producing commercial properties. Our investment strategy includes, but is not limited to, acquiring properties with opportunities for value enhancement related to leasing or re-leasing available space, renovating or redeveloping properties, entering into leases with sub-investment-grade tenants at above-market rates and/or benefiting from favorable market conditions. We are externally advised and managed by WIM. In June 2006, we commenced active operations upon receiving the minimum proceeds in our private placement offering of investor member interests, which offering raised approximately $51,854,000 in gross proceeds prior to termination in September 2008. We completed our first real estate acquisition in September 2006, and throughout 2007 and 2008, we continued to invest proceeds from our private placement offering. Thus, for the years ended December 31, 2007 and 2008, our results of operations reflect growing operational revenues and expenses, and fluctuating levels of interest expense relative to the size of our portfolio.

Summary information relating to our properties is presented below:

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The Nathan Lane building is a five-story office building containing approximately 184,000 rentable square feet located in Plymouth, Minnesota (the “Nathan Lane Building”). This asset was acquired in September 2006 and is currently 100% leased to two tenants. The major lease to Brocade Communications Systems, Inc. expires in April 2010.

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The Park Lane building is a five-story office building containing approximately 105,000 rentable square feet and an eight-acre adjacent parcel of land containing a parking lot located in Pittsburgh, Pennsylvania (the “Park Lane Building”). This asset was acquired in January 2007 and is currently 100% leased to three tenants. The major lease to Connecticut General Life Insurance Company expires in January 2020.

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The Commerce Street building is a four-story office building located in Nashville, Tennessee (the “Commerce Street Building”). The Commerce Street Building contains a total of approximately 118,000 square feet, of which we own approximately 115,000 rentable square feet of the building and two floors of a parking deck. This asset was acquired in December 2007 and is approximately 76% leased to one tenant. The lease to Country Music Television, Inc. expires in May 2013.

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The Parkway at Oak Hill buildings consist of two separate two-story office buildings containing a combined total of approximately 146,000 rentable square feet and a three-story parking garage located in Austin, Texas (the “Parkway at Oak Hill Buildings”). This asset was acquired in October 2008 and is currently vacant.

General Economic Conditions and Real Estate Market Commentary

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

As measured by the U.S. gross domestic product (“GDP”), the U.S. economy decreased at a rate of 6.3% in the fourth quarter of 2008. For the full year of 2008, GDP increased 1.1% compared to a growth rate of 2.0% in 2007. The major contributors to negative GDP growth in the fourth quarter were decreases in exports, personal consumption expenditures, equipment and software, and residential fixed investment.

Real estate market fundamentals underlying the U.S. office markets deteriorated in 2008, particularly in the fourth quarter, as evidenced by a vacancy rate of 14.5% for the fourth quarter compared to 12.6% vacancy a year ago. There was negative net absorption of 22 million square feet in the fourth quarter and negative 44.9 million square feet for the year, which is down from a positive absorption of 51.5 million square feet in 2007. Rents also declined as general economic conditions weakened.

Transaction volume was also significantly down in 2008. The volume of office properties selling for $5 million or more decreased to $54 billion in 2008, a 75% decrease from 2007 numbers. The large pricing gap between buyers and sellers and the lack of financing are generally cited as the major contributors for this decrease. Average capitalization rates on office acquisitions increased 60 basis points in 2008. Central Business District sales in the fourth quarter were the weakest of the decade totaling only $3 billion, off 82% from fourth quarter 2007.

With mounting corporate layoffs and the uncertain business environment, the office space market is expected to remain sluggish in 2009. Though the depth of the downturn will vary across markets, every sector and metropolitan area will likely be impacted. Vacancy rates are expected to increase in 2009 with rents continuing their downward trend. Fortunately, though a substantial amount of space will be delivered in 2009, the credit crunch has cut off financing for many speculative office developments. Sales volume may increase in 2009, especially in the second half of the year. We expect distressed sales to increase; thus, capitalization rates may continue to increase in 2009 as sellers come under more pressure to dispose of assets.

Impact of Economic Conditions on our Portfolio

While some of the market conditions noted above may indicate expected changes in rental rates, the extent to which our portfolio may be affected is dependent upon the contractual rental rates currently provided in existing leases at the properties we own. As the majority of the leases at our properties were negotiated at times during which the market demanded higher rental rates, as compared with today, any new leasing activities may result in a decrease in future rental rates.

Less diversified real estate funds that own few properties, such as Wells VAF I, and those funds with current vacancies or near-term tenant rollover, such as Wells VAF I, may face a challenging leasing environment. The properties within these funds may be required to offer lower rental rates and higher concession packages to potential tenants, the degree to which will depend heavily upon the specific property and market. Our investment strategy, which includes either renewing an existing tenant’s lease or re-leasing the property prior to marketing it for sale, remains intact. However, the ultimate timing surrounding our leasing efforts will likely be impacted by the economic conditions noted above. While we believe that we can complete our leasing efforts and sell the assets in the portfolio within our projected time frame, we do acknowledge that the current economic recession and its impact on office market conditions may require that we hold assets longer than originally projected in order to achieve the best disposition pricing for the investor members.

Liquidity and Capital Resources

Overview

During the period from September 2005 through September 2008, we raised funds through the sale of shares of investor member interests under our private placement offering. We used all proceeds from the sale of shares, net of offering costs, and other expenses, primarily to acquire real properties and fund certain re-leasing costs and capital improvements. We expect that our primary source of future cash flows will be cash generated from the operations of our properties, proceeds from third-party borrowings, and net proceeds from the sale of our properties.

Our operating strategy entails funding expenditures related to the recurring operations of the properties with operating cash flows, assessing the amount of operating cash flows and proceeds from third-party borrowings that will be required to fund future re-leasing costs and other capital improvements, and distributing residual operating cash flows to our investor members. We continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future distributions to investor members.

Short-Term Liquidity and Capital Resources

During 2008, we generated net cash flows from operating activities of approximately $3.0 million. Such operating cash flows are generally representative of rental revenues, tenant reimbursements, and interest and other income, less property operating costs, interest expense, asset and property management fees, and general and administrative expenses. From such operating cash flows and operating cash reserves, we paid distributions to our investor members of approximately $1.0 million, funded re-leasing costs at the Park Lane Building of approximately $0.8 million, made debt repayments of $1.9 million during 2008, and reserved the remainder for future capital expenditures and re-leasing costs anticipated at our properties.

Future distributions paid to our investor members will be largely dependent on the amount of cash generated from our operating activities, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, and debt repayments related to our existing portfolio. We expect to utilize the residual cash balance on hand as of December 31, 2008 of approximately $1.1 million to satisfy current liabilities, pay future distributions to investor members, or to fund a potential future property acquisition.

During 2008, we generated net proceeds from the sale of investor member interests, net of sales commissions, dealer-manager fees, acquisition and advisory fees, and organizational and offering expenses, of approximately $10.1 million and obtained net debt proceeds of $7.9 million. Such proceeds were used, along with cash on hand, to fund investments in real estate of approximately $19.3 million during 2008. We intend to continue to raise capital from third-party borrowings, and to use such capital, along with net proceeds from the sale of our properties, primarily to fund capital expenditures or re-leasing costs or to fund a potential future property acquisition.

Wells VAF I is party to a $25.0 million collateralized revolving credit facility with Bank of America National Association, which had an outstanding balance of $21.0 million as of March 31, 2009 and matures on June 30, 2009 (the “Bank of America Line of Credit”). Wells VAF I is currently pursuing alternative financing options to replace the Bank of America Line of Credit, including a new revolving credit facility and property-specific mortgage loans.

The Bank of America Line of Credit contains, among others, the following restrictive covenants:

—	limits our ratio of debt-to-total asset value, as defined, to 70% or less at all times;

—	requires our ratio of net operating income-to-interest expense, as defined, to be greater than 1.5:1 at all times;

—	limits our ratio of variable rate debt-to-total asset value, as defined, to 30% or less at all times;

—	limits investments that fall outside our core investments of improved office and industrial properties.

Long-Term Liquidity and Capital Resources

Our offering of investor member interests terminated on September 15, 2008. Substantially all equity proceeds raised from the sale of investor member interests have been used to fund property acquisitions.

As such, we expect that our primary sources of capital over the long term will include proceeds from third-party borrowings, net cash flows from operations, and net proceeds received from the sale of properties. We expect that our primary uses of capital will be for tenant and capital improvements, re-leasing costs, operating expenses, including interest expense on any outstanding indebtedness, repayment of outstanding borrowings, distributions, and a potential future property acquisition.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect that substantially all future net operating cash flows, after payments or reserves for certain capital expenditures such as re-leasing costs and capital improvements, and repayment of outstanding borrowings, will be used to pay distributions to investor members. We expect that substantially all future debt proceeds will be used to fund certain capital expenditures for our existing properties and a potential future property acquisition.

Results of Operations

Overview

As of the year ended December 31, 2007, our portfolio consisted of three properties. During the year ended December 31, 2008, we acquired one additional property, bringing our total portfolio to four properties as of December 31, 2008. Accordingly, the results of operations presented for the years ended December 31, 2008 and 2007, are not directly comparable.

Rental income increased from $4,349,941 for the year ended December 31, 2007 to $5,686,041 for the year ended December 31, 2008, primarily as a result of the acquisition of the Commerce Street Building in December 2007. Absent re-leasing the vacant space at the Commerce Street Building and the Parkway at Oak Hill Buildings or an additional property acquisition, we anticipate that rental income will remain at similar levels in the future.

Tenant reimbursements increased from $116,757 for the year ended December 31, 2007 to $776,034 for the year ended December 31, 2008, primarily as a result of the acquisition of the Commerce Street Building in December 2007. Absent re-leasing the vacant space at the Commerce Street Building and the Parkway at Oak Hill Buildings or an additional property acquisition, we anticipate that tenant reimbursements will remain at similar levels in the future.

Property operating costs increased from $1,143,269 for the year ended December 31, 2007 to $2,221,479 for the year ended December 31, 2008, primarily as a result of the acquisition of the Commerce Street Building in December 2007 and the Parkway at Oak Hill Buildings in October 2008. Property operating costs are expected to continue to increase in future periods as compared to historical periods due to owning the recently acquired Parkway at Oak Hill Buildings for an entire period.

Asset and property management fees increased from $300,121 for the year ended December 31, 2007 to $505,717 for the year ended December 31, 2008, primarily as a result of the acquisition of the Commerce Street Building in December 2007 and the Parkway at Oak Hill Buildings in October 2008. Asset and property management fees are expected to continue to increase in future periods as compared to historical periods due to owning the recently acquired Parkway at Oak Hill Buildings for an entire period.

Depreciation expense increased from $491,633 for the year ended December 31, 2007 to $916,211 for the year ended December 31, 2008, and amortization expense increased from $3,553,151 for the year ended December 31, 2007 to

$4,142,954 for the year ended December 31, 2008, primarily as a result of the acquisition of the Commerce Street Building in December 2007 and the Parkway at Oak Hill Buildings in October 2008. Depreciation expense and amortization expense are expected to continue to increase in future periods as compared to historical periods due to owning the recently acquired Parkway at Oak Hill Buildings for an entire period.

General and administrative expenses decreased from $727,760 for the year ended December 31, 2007 to $603,743 for the year ended December 31, 2008, primarily due to reserving amounts due from a tenant at the Park Lane Building in 2007. This receivable was collected in 2008 and was recognized as bad debt recovery income during that period. We anticipate increases in general and administrative expenses in future periods related to compliance with financial reporting and regulatory requirements.

Interest expense increased from $611,781 for the year ended December 31, 2007, to $726,246 for the year ended December 31, 2008, primarily as a result of an increase in the average balance outstanding on the Bank of America Line of Credit related to the acquisition of the Parkway at Oak Hill Buildings in October 2008. We anticipate that future borrowings will be used primarily to fund future acquisitions, capital and tenant improvements, and re-leasing costs. Accordingly, the amounts of future borrowings and future interest expense will depend largely upon the timing of future acquisitions, capital and tenant improvements, and changes in market interest rates.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that would protect us from the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of our leases, the leases may not readjust their reimbursement rates frequently enough to cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions are different, it is possible that different accounting policies would be applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Below is a discussion of the accounting policies used by Wells VAF I, which are considered critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Real Estate Assets

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net loss. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate assets and related intangible assets which Wells VAF I owns may not be recoverable. When indicators of potential impairment are present which suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of the real estate assets and related intangible assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition for assets held for use, or with the estimated fair values, less costs to sell, for assets held for sale. In the event that such expected undiscounted future cash flows for assets held for use or the estimated fair values, less costs to sell, for assets held for sale do not exceed the carrying values, we adjust the carrying value of real estate assets and related intangible assets to the estimated fair values, pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of future cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of any of Wells VAF I’s real estate assets and related intangible assets as of December 31, 2008.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s ultimate fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net loss.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to the acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand. These assessments have a direct impact on net loss.

As further described below, in-place leases with Wells VAF I as the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

—

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on our consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying balance sheets and are amortized to expense over the remaining terms of the respective leases.

—

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying balance sheets and are amortized to expense over the remaining terms of the respective leases.

—

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying balance sheets and are amortized to expense over the remaining terms of the respective leases.

—

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

During the years ended December 31, 2008 and 2007, Wells VAF I recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
For the year ended December 31:	Above-Market In-Place Lease Assets	Absorption Period Costs
2008	$368,347	$3,128,465	$958,549	$138,709

2007	$365,348	$2,860,279	$692,872	$110,497

As of December 31, 2008 and 2007, Wells VAF I had the following gross intangible in-place lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
December 31, 2008	$1,123,611	$10,499,109	$4,512,612	$694,078

December 31, 2007	$1,123,611	$10,499,109	$4,512,612	$694,078

The remaining net intangible assets and liabilities balances as of December 31, 2008 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the year ending December 31,
2009	$112,552	$1,908,202	$ 875,229	$138,710
2010	54,454	864,380	550,460	81,481
2011	37,032	397,938	391,864	52,866
2012	37,032	397,938	391,864	52,866
2013	37,032	242,323	229,612	35,573
Thereafter	89,492	316,961	274,788	56,111

	$367,594	$4,127,742	$2,713,817	$417,607

Weighted-Average Amortization Period	3 years	2 years	4 years	4 years

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and Wells VAF I is required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including but not limited to lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In the event that the discounted cash flows of the original in-place lease stream do not exceed the discounted modified in-place lease stream, Wells VAF I adjusts the carrying value of the intangible lease assets to the discounted cash flows and recognizes an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Related-Party Transactions and Agreements

We have entered into agreements with WIM, Wells Management, and Wells Investment Securities, Inc. (“WIS”) whereby we pay certain fees and expense reimbursements to WIM, Wells Management, and WIS for selling commissions; dealer-manager fees; acquisition and advisory fees; reimbursements for acquisition expenses; reimbursements for organizational and offering expenses; asset management fees; administrative services relating to accounting, portfolio management, and other general and administrative, and incur the related expenses. See Item 7, “Certain Relationships and Related Transactions” for a description of these fees and reimbursements and amounts incurred.

Commitments and Contingencies

Wells VAF I is not subject to any material litigation nor to management’s knowledge is any material litigation currently threatened against Wells VAF I.

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells VAF I to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As a result of a lease amendment executed in July 2008, the major tenant at the Park Lane Building, Connecticut General Life Insurance Company, has the

right to request tenant improvements up to approximately $1.5 million, which would be required to be funded by Wells VAF I. As of December 31, 2008, Wells VAF I had not received a request to utilize such funds.

ITEM 3.	PROPERTIES.

Overview

Wells VAF I invests primarily in commercial office and industrial assets in primary and secondary markets across the United States. We intend to create value and enhance the overall revenue potential of our portfolio through new leasing efforts as well as tenant retention, and by improving the physical appearance and market competitiveness of our assets. We capitalize on the extensive tenant credit underwriting capacities of WIM and its affiliates to identify “rising-star” credits and/or strong private companies without credit ratings that provide an opportunity for higher rental rates as tenants and thus increase valuations for certain of Wells VAF I’s properties.

Lease Expirations

As of December 31, 2008, the lease expirations scheduled during the following ten years for the properties owned by Wells VAF I, assuming no exercise of renewal options or termination rights, are summarized below:

Year of Lease Expiration	Number of Leases Expiring	Square Feet Expiring	Annualized Gross Base Rent in Year of Expiration	Percentage of Total Square Feet Expiring	Percentage of Total Annualized Gross Base Rent in Year of Expiration
2010(1)	2	150,062	$1,531,049	55.2%	42.1%
2013(2)	3	86,017	1,608,518	31.7	44.2
2016(3)	1	35,507	497,098	13.1	13.7

	6	271,586	$3,636,665	100.0%	100.0%

(1)	Park Lane Building: Mason Dixon Energy, Inc. lease (approximately 1,600 square feet) and Nathan Lane Building: Brocade Communications Systems, Inc. lease (approximately 148,500 square feet).
(2)	Commerce Street Building: Country Music Television, Inc. lease (approximately 86,000 square feet) and Park Lane Building: Voicestream Pittsburgh L.P. and Pittsburgh SMSA L.P. ground leases.
(3)	Nathan Lane Building: HSM Electronic Protection Services lease (approximately 35,500 square feet).

Property Descriptions

The properties that Wells VAF I owned during the periods presented are further described below:

Nathan Lane Building

The Nathan Lane Building is a five-story office building containing approximately 184,000 rentable square feet located in Plymouth, Minnesota. The Nathan Lane Building was acquired on September 20, 2006. As of December 31, 2008, the Nathan Lane Building was 100% leased and under lease agreements with Brocade Communications Systems, Inc. (approximately 81%) and HSM Electronic Protection Services (approximately 19%). The majority of the Nathan Lane Building is under a net lease with Brocade Communications Systems, Inc. (“Brocade”), which occupies approximately 148,000 rentable square feet. The Brocade lease commenced on October 8, 1999 and expires on April 30, 2010. As of December 31, 2008, the annual base rent payable under the Brocade lease was approximately $1,502,000. The annualized base rent payable remains the same through the remainder of the lease term.

HSM Electronic Protection Services (“HSM”) occupies approximately 36,000 rentable square feet of the Nathan Lane Building. The HSM lease commenced on May 12, 2006 and expires on May 31, 2016. HSM has the right, at its option, to extend the initial term of its lease for two additional five-year periods. As of December 31, 2008, the annual base rent payable under the HSM lease was approximately $447,000. The annualized base rent payable in 2016 under the HSM lease will be approximately $497,000.

Park Lane Building

The Park Lane Building is a five-story office building containing approximately 105,000 rentable square feet and an eight-acre adjacent parcel of land containing a parking lot located in Pittsburgh, Pennsylvania. The Park Lane Building was acquired on January 5, 2007. As of December 31, 2008, the Park Lane Building was 100% leased and under lease agreements with Connecticut General Life Insurance Company (approximately 98%), Mason Dixon Energy, Inc. (approximately 1%), and CB Richard Ellis (approximately 1%). The initial Connecticut General Life Insurance Company (“CGLIC”) lease, which included approximately 96,000 square feet, was scheduled to expire on January 31, 2009. In July 2008, CGLIC entered into a lease amendment to extend the lease term through January 31, 2020. Pursuant to the terms of the lease amendment, CGLIC increased the square footage leased to approximately 104,000 square feet effective August 1, 2008 through July 31, 2010. CGLIC will then expand and lease the entire Park Lane Building following the Mason Dixon Energy, Inc. (“Mason Dixon”) lease expiration in July 2010. Effective August 1, 2008, CGLIC was responsible for paying operating expenses and real estate taxes for the Park Lane Building, excluding Mason Dixon’s pro-rata share. Upon Mason Dixon’s lease expiration, CGLIC will pay all operating expenses and real estate taxes for the Park Lane Building. CGLIC has the right, at its option, to extend the initial term of its lease for two additional five-year periods at 95% of the then-current market rental rate. As of December 31, 2008, the annual base rent payable under the CGLIC lease was approximately $1,000,000. The annualized rent payable in 2020 under the CGLIC lease will be approximately $1,660,000.

Commerce Street Building

The Commerce Street Building is a four-story office building containing a total of approximately 118,000 square feet, of which we own approximately 115,000 rentable square feet and two floors of a parking deck located in Nashville, Tennessee. The Commerce Street Building was acquired on December 14, 2007. As of December 31, 2008, the Commerce Street Building was 76% leased and under a lease agreement with Country Music Television, Inc. (“CMT”). The initial lease, which includes approximately 57,000 square feet, commenced on October 1, 2002 and expires on May 31, 2013. On August 1, 2005, CMT executed an amendment to its original lease agreement, increasing the square footage leased by an additional 29,000 square feet, which commenced on June 1, 2006 and also expires on May 31, 2013. CMT has the right, at its option, to extend the initial term of its lease for two additional five-year periods. The first extension option contains stipulated annualized rental income of approximately $1.7 million with annual increases of approximately $34,400, and the second extension option is at 95% of the then-current market rental rate. As of December 31, 2008, the annual base rent payable under the CMT lease was approximately $1,545,000. The annualized base rent payable in 2013 under the CMT lease will be approximately $1,609,000.

Parkway at Oak Hill Buildings

The Parkway at Oak Hill Buildings consist of two separate two-story office buildings containing a combined total of approximately 146,000 rentable square feet and a three-story parking garage located in Austin, Texas. The Parkway at Oak Hill Buildings were acquired on October 15, 2008 and are currently vacant.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) No investor member beneficially owns more than 5% of the outstanding investor member shares of Wells VAF I.

(b) We have no officers or directors.   The directors and officers of WIM are responsible for our day-to-day operations and overall management functions. Set forth below is the security ownership of WIM’s management as of February 28, 2009.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Investor Member Interests	Kevin A. Hoover	50.0	Less than 1%
Investor Member Interests	M. Scott Meadows	59.3	Less than 1%
Investor Member Interests	All officers and directors as a group	109.3	Less than 1%

(1)None of the shares are pledged as security.

(c) No arrangements exist that would, upon operation, result in a change in control of Wells VAF I.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

WIM

We have no officers or directors and operate under the direction of the board of directors of WIM, our manager (the “Board of Directors”). WIM was formed in August 2005 to bring together the comprehensive real estate services experience and expertise of key personnel within WREF whose services are important to the successful management and conduct of our operations to achieve our objectives as a value-added investment program. The executive offices of WIM are located at 6200 The Corners Parkway, Norcross, Georgia 30092. Pursuant to its appointment by Wells Management to serve as the manager, WIM organizes and deploys personnel to perform all of the property selection, acquisition, asset management, disposition, and other functions required by Wells VAF I. WIM is a wholly owned subsidiary of Wells Management, our sponsoring member.

Directors and Executive Officers of Manager

The Board of Directors is responsible for the management and control of our affairs. The Board of Directors functions as the investment committee (the “Investment Committee”) for us, and makes all final decisions about property acquisitions and dispositions. The Investment Committee provides financial, investment, business, and other advice and assistance with respect to existing and prospective investments, including the evaluation of the proposed terms of any investment opportunity in light of our purpose and investment objectives. In addition, the Board of Directors provides ongoing supervision and direction for portfolio management and asset management.

We have provided below certain information regarding the officers and directors who comprise the Board of Directors and who are expected to make a significant contribution to us.

Name	Age	Position with Wells Investment Management
Leo F. Wells, III	65	Director and Chairman of the Board
Kevin A. Hoover	44	President and Portfolio Manager
Douglas P. Williams	58	Director, Senior Vice President, Secretary and Treasurer
Donald R. Henry	48	Director and Senior Vice President
F. Parker Hudson	61	Director and Senior Vice President
Randall D. Fretz	56	Director
Kevin D. Race	48	Director
M. Scott Meadows	45	Director
Joseph P. Oglesby	57	Director

Leo F. Wells, III

Mr. Wells has served as the chairman of the board and a director of WIM since September 2005. He is also the President, Treasurer, and sole director of Wells Management, our sponsoring member. He is also the sole stockholder, President, and sole director of WREF, which he founded in 1984. WREF is the parent corporation of Wells Management, Wells Capital, WIS, Wells Asset Management, Inc., and Wells & Associates, Inc. Mr. Wells is also the President, Treasurer, and sole director of Wells Capital, a company incorporated in 1984 which serves as the external advisor to certain WREF-sponsored real estate programs; Wells Asset Management, Inc., a company organized in 1997, which serves as an investment advisor to the Wells Family of Real Estate Funds; Wells & Associates, Inc., a real estate brokerage and investment company formed in 1976 and incorporated in 1978; and Wells Development Corporation, a company organized in 1997 to develop real properties.

Mr. Wells is the President and a director of Wells Real Estate Investment Trust II, Inc., which is a public real estate program not listed on a securities exchange. He is also the President of Wells Timberland REIT, Inc., which is also a public real estate program not listed on a securities exchange.

Mr. Wells was a real estate salesman and property manager from 1970 to 1973 for Roy D. Warren & Company, an Atlanta-based real estate company, and he was associated from 1973 to 1976 with Sax Gaskin Real Estate Company. From 1980 to February 1985 he served as Vice President of Hill-Johnson, Inc., a Georgia corporation engaged in the construction business. Mr. Wells holds a Bachelor of Business Administration degree in economics from the University of Georgia. Mr. Wells is an inaugural sponsor of the Financial Services Institute.

Kevin A. Hoover

Mr. Hoover has served as the President and Portfolio Manager of WIM since September 2005. He also serves as Managing Director – Portfolio and Asset Management for WREF. As the portfolio manager for Wells VAF I, he works closely with the real estate team on the day-to-day operations and overall strategy of Wells VAF I. Mr. Hoover is also a member of the investment committee for WREF. Mr. Hoover has more than 20 years of broad-based, commercial real estate experience, including portfolio and investment management, marketing, investment analysis and underwriting, and valuation. Immediately prior to joining WREF in 2004, Mr. Hoover was a Principal, Equity Portfolio Management, for Lend Lease Real Estate Investments Inc. During his nine-year tenure at Lend Lease, Mr. Hoover held numerous positions and was responsible for sourcing investment capital with Middle Eastern clients and placing it in U.S. real estate investment opportunities. Mr. Hoover is an MAI member of the Appraisal Institute and holds the CCIM designation with the CCIM Institute. He is a member of the National Association of Industrial & Office Properties (NAIOP), serving on their Capital Markets Forum I, and the National Association of Real Estate Investment Managers (NAREIM). Mr. Hoover is a first honor graduate of the University of Georgia with a Bachelor of Business Administration degree in real estate.

Douglas P. Williams

Mr. Williams has served as the Senior Vice President, Secretary, Treasurer, and a director of WIM since September 2005. He also serves as Senior Vice President of Wells Capital, a position he has held since 1999. Mr. Williams is the Executive Vice President, Secretary, Treasurer, and a director of Wells Real Estate Investment Trust II. Mr. Williams also serves as Executive Vice President, Secretary and Treasurer of Wells Timberland REIT, Inc. He is also a Vice President of WIS (as well as Chief Financial Officer, Treasurer, and a director), WREF, Wells Management, Wells Asset Management, Inc., and Wells Advisors, Inc.

From 1996 until joining WREF in 1999, Mr. Williams served as Vice President and Controller of OneSource, Inc., a leading supplier of janitorial and landscape services, where he was responsible for corporate-wide accounting activities and financial analysis. Mr. Williams was employed by ECC International Inc., a supplier to the paper industry and to the paint, rubber, and plastic industries, from 1982 to 1995. While at ECC, Mr. Williams served in a number of key accounting positions, including: Corporate Accounting Manager, U.S. Operations; Division Controller, Americas Region; and Corporate Controller, America/Pacific Division. Prior to joining ECC and for one year after leaving ECC, Mr. Williams was employed by Lithonia Lighting, a manufacturer of lighting fixtures, as a Cost and General Accounting Manager and

Director of Planning and Control. Mr. Williams started his professional career as an auditor for a predecessor firm of KPMG LLP. Mr. Williams is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants and is licensed with FINRA as a financial and operations principal. Mr. Williams received a Bachelor of Arts degree from Dartmouth College and a Master of Business Administration degree from the Amos Tuck School of Graduate Business Administration at Dartmouth College.

Donald R. Henry

Mr. Henry has served as the Senior Vice President and a director of WIM since September 2005. He also serves as Chief Real Estate Officer for WREF. Mr. Henry oversees the acquisitions, finance, dispositions, and property and asset management functions for the real estate group at WREF. Prior to being named Chief Real Estate Officer, Mr. Henry was Managing Director of the asset management department. In this capacity, Mr. Henry supervised a group whose responsibilities included performing due diligence on acquisition targets, developing and implementing long-term investment strategies for each property, executing value-added strategies, and positioning properties for sale. Mr. Henry is also a Senior Vice President of Wells Capital, a position he has held since February 2007. Prior to joining WREF in July 2002, Mr. Henry was a Principal and Senior Operating Officer with Lend Lease Real Estate Investments, Inc., from September 1993 to June 2002, where he served as a portfolio manager for both public and corporate pension funds with investments in retail, office, industrial and senior living properties with core and value-added investment characteristics. Prior to assuming a portfolio management role, Mr. Henry was an asset manager in the company’s retail group, having investment management responsibilities for regional malls and power centers. Mr. Henry earned a Bachelor of Arts degree from Oglethorpe University, where he graduated magna cum laude. He is a CFA charter holder and a CPA.

F. Parker Hudson

Mr. Hudson has served as the Senior Vice President and a director of WIM since September 2005. He also serves as Managing Director – Dispositions and Portfolio Management of WREF. He has over 35 years’ experience in all aspects of real estate investment, disposition, and development. Prior to joining WREF in April 2003, Mr. Hudson was a senior investment broker with Carter & Associates, a privately held full-service commercial real estate firm, from 1998 to 2003. Mr. Hudson holds the Certified Commercial Investment Member (CCIM) designation and is a Senior Instructor in the CCIM education program. Mr. Hudson earned a Bachelor of Arts degree in Economics from the University of North Carolina and a Master of Science degree in Economics from the London School of Economics, as a Marshall Scholar.

Randall D. Fretz

Mr. Fretz has served as a director of WIM since September 2005. He also serves as Chief of Staff and a Vice President of WREF, Senior Vice President of Wells Capital, Vice President for Wells Management, and a director of WIS. Mr. Fretz also serves as Senior Vice President of Wells Real Estate Investment Trust II, Inc. and Wells Timberland REIT, Inc. Mr. Fretz is primarily responsible for corporate strategy and planning, and advising and coordinating the executive officers of Wells Capital on corporate matters and special projects. Prior to joining Wells Capital in 2002, Mr. Fretz served for seven years as President of U.S. and Canada operations for Larson-Juhl, a world leader in custom art and picture-framing home décor. Mr. Fretz was previously a Division Director at Bausch & Lomb, a manufacturer of optical equipment and products, and also held various senior positions at Tandem International and Lever Brothers. Mr. Fretz holds a Bachelor’s degree in Sociology and in Physical Education from McMaster University in Hamilton, Ontario. He also earned an M.B.A. from the Ivey School of Business in London, Ontario.

Kevin D. Race

Mr. Race has served as a director of WIM since May 2008. He also serves as Chief of Financial Strategy for WREF. Mr. Race has more than two decades of finance and banking experience. Prior to joining WREF in November 2007, Mr. Race served as President, and then Chief Executive Officer, of HomeBanc Corp. from 2004 to 2007. He was instrumental in its reorganization and 2004 initial public offering. Mr. Race was previously President and Chief Operating Officer of HomeSide Lending, Inc., and President and Chief Financial Officer of Fleet Mortgage Group. He also held positions at Fleet Financial Group based in Providence, Rhode Island, and the Investment Bank of Citicorp in New York. Mr. Race serves on the Board of Directors for the Metro Atlanta YMCA. Mr. Race earned a Bachelor’s degree in Economics and Finance from Trinity University.

M. Scott Meadows

Mr. Meadows has served as a director of WIM since September 2005. He also serves as Senior Vice President of Wells Management, our sponsoring member. Prior to joining Wells Management in 1996, Mr. Meadows served as senior property manager for The Griffin Company, a full-service commercial real estate firm in Atlanta, where he was responsible for managing a portfolio of office and retail properties. Mr. Meadows is a Georgia real estate broker and holds a Real Property Administrator (RPA) designation from the Building Owners and Managers Institute International and a Certified Property Manager (CPM) designation from the Institute of Real Estate Management. He is also a member of the Commercial Real Estate Development Association (NAIOP), Institute of Real Estate Management (IREM), and Building Owners and Managers Association (BOMA). Scott is a member of Vistage International, an executive performance organization dedicated to producing better leaders who make better decisions and achieve better results. He graduated from the University of Georgia with a Bachelor of Business Administration degree in Management.

Joseph P. Oglesby

Mr. Oglesby has served as a director of WIM since May 2008. He also serves as Chief Investment Officer of WREF and is responsible for all real estate acquisition, disposition, and finance functions. Mr. Oglesby has nearly 30 years of experience in the commercial real estate field. Prior to joining WREF in August 2003, he was a Senior Vice President of development at Orix Real Estate Equities. Mr. Oglesby also served in senior real estate development and management positions with Jones Lang LaSalle; Compass Management and Leasing, a real estate services company; Faison, a real estate development and management company; and Portman Properties, a real estate development company. Mr. Oglesby is a graduate of the Georgia Institute of Technology and holds a Bachelor of Science degree in Industrial Engineering and a Master of Business Administration degree in Finance from Georgia State University. He is a licensed real estate broker in Georgia.

ITEM 6.	EXECUTIVE COMPENSATION.

Wells VAF I does not have any employees, officers, or directors and, accordingly, no compensation has been awarded to, earned by, or paid to any individuals. Due to our current management structure and our lack of any direct employees, officers, or directors, no discussion and analysis of compensation paid by Wells VAF I nor tabular information concerning salaries, bonuses, and other types of compensation to executive officers or directors of Wells VAF I has been included in this Form 10. See Item 7, “Certain Relationships and Related Transactions,” for a description of the fees incurred by Wells VAF I payable to WIM and its affiliates during the year ended December 31, 2008.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Our Relationship with Wells Management, WIM, and WIS

WIM is wholly owned by our sponsor, Wells Management, as its sole member. Wells Management is a wholly owned subsidiary of WREF, which is owned 100% by Leo F. Wells, III. Under our operating agreement, Wells Management has the exclusive authority to conduct the day-to-day and overall direction and supervision of the business and affairs of Wells VAF I. Pursuant to its authority Wells Management appointed WIM to serve as our manager. During our private placement offering, WIS, which is indirectly owned 100% by Mr. Wells, served as our dealer-manager. We have entered into agreements with WIM and WIS, as discussed below, pursuant to which we pay our affiliates certain fees for services relating to our offering and the investment and management of our assets.

Sponsoring Member Interest

On September 27, 2005, Wells VAF I received a $1,000,000 contribution from Wells Management for a subordinated interest therein. During the start-up period, proceeds from this contribution were held as working capital and used primarily to fund initial operating costs. Following the start-up period, the residual proceeds were distributed to investor members. Wells Management’s interest is subordinated to investor members in earnings allocations and distributions from Wells VAF I. See “Distributions of Net Cash Flow” under Item 11, “Description of Registrant’s Securities to be Registered” for a discussion of the distributions Wells Management receives in connection with its subordinated interest.

Advisory Agreement

On September 15, 2005, Wells VAF I entered into the Advisory Agreement with WIM. Pursuant to the Advisory Agreement, WIM is entitled to specified fees for certain services, including, but not limited to, the investment of offering proceeds in real estate projects, sales of properties, and management of day-to-day operations. The Advisory Agreement has a one-year term and is subject to an unlimited number of successive one-year renewals upon the consent of the parties. Wells VAF I may terminate the Advisory Agreement upon 60 days’ written notice without cause or penalty. If Wells VAF I terminates the Advisory Agreement, Wells VAF I will pay WIM all unpaid reimbursements of expenses and all earned but unpaid fees.

Under the terms of the Advisory Agreement and Wells VAF I’s private placement memorandum, Wells VAF I incurs the following fees and reimbursements payable to WIM:

—

Reimbursement of organization and offering costs paid by WIM on behalf of Wells VAF I equal to 0.5% of gross offering proceeds raised from the sale of investor member interests to the public. Organization and offering costs are incurred by WIM on behalf of Wells VAF I and are not a direct liability of Wells VAF I. Such costs include legal and accounting fees, printing costs, and other offering expenses, and specifically exclude sales or underwriting commissions. When incurred by Wells VAF I, organization costs are expensed and offering costs are recorded as charges to members’ capital;

—

Acquisition fees of 2.0% of gross offering proceeds raised from the sale of investor member interests to the public. These acquisition fees serve as compensation for services WIM renders in connection with the investigation, selection, and acquisition of properties. Wells VAF I pays the acquisition fees upon its receipt of gross offering proceeds from the shares it sells, but WIM is obligated to reimburse Wells VAF I for any unearned acquisition fees upon termination of the Advisory Agreement. Wells VAF I may also reimburse WIM for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

—

Monthly asset management fees equal to one-twelfth of 0.75% of the aggregate value of Wells VAF I’s real estate assets, as determined and approved by the Investment Committee, in good faith and consistent with applicable fiduciary duties. Any portion of the asset management fee may be deferred upon WIM’s request and paid in a subsequent month or year;

—

Reimbursement for all costs and expenses WIM incurs in fulfilling its duties as our manager. These costs and expenses may include wages and salaries and other employee-related expenses of WIM’s employees engaged in management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide. WIM allocates its reimbursable costs of providing these services among Wells VAF I and the various affiliated public real estate investment programs based on time spent on each entity by individual personnel; and

—	For any property sold by Wells VAF I, a disposition fee equal to 0.25% of the sales price, if WIM provides a substantial amount of services in connection with the sale.

Dealer-Manager Agreement

Wells VAF I executed a dealer-manager agreement with WIS on September 15, 2005, whereby WIS performed the dealer-manager function for Wells VAF I in its private placement offering. For these services, Wells VAF I incurred sales commissions and dealer-manager fees on the gross offering proceeds raised from the sale of shares of investor member interests of Wells VAF I of up to 4.0% and 1.5%, respectively, at the time the shares were sold. Under the dealer-manager agreement, a portion of dealer-manger fees, in an aggregate amount of up to 0.75% of gross offering proceeds, was re-allowed to participating broker/dealers as marketing fees. The dealer-manager agreement terminated on September 15, 2008, upon completion of our offering; however, certain provisions, including those regarding indemnification, survive termination. For the years ended December 31, 2008 and 2007, Wells VAF I incurred gross sales commissions of approximately $431,000 and $705,000, respectively, and dealer-manager fees of approximately $162,000 and $265,000, respectively, of which approximately $85,000 and $124,000 was re-allowed to participating broker/dealers as marketing fees during the years ended December 31, 2008 and 2007, respectively.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells VAF I incurred the following related-party costs for the years ended December 31, 2008 and 2007:

	2008	2007
Asset management fees(1)	$399,236	$261,434
Net commissions(2)(3)	373,652	645,411
Administrative reimbursements(1)	290,827	315,679
Acquisition fees(4)	215,381	352,591
Net dealer-manager fees(2)	160,933	263,186
Other offering costs(2)(5)	53,845	88,148
Construction fees	0	11,715

	$1,493,874	$1,938,164

(1)	Administrative reimbursements and asset management fees are expensed as incurred.

(2)	Commissions, dealer-manager fees, and other offering costs were charged against members’ equity as incurred.

(3)	Substantially all commissions were re-allowed to participating broker/dealers.

(4)

Acquisition fees were capitalized as deferred project costs when incurred and allocated to properties upon funding acquisitions, or repaying debt used to finance property acquisitions, with investor member proceeds. Pursuant to SFAS 141 (R), acquisition fees will be expensed as they are incurred effective January 1, 2009.

(5)

As of December 31, 2008, WIM had incurred cumulative organizational and offering expenses on behalf of Wells VAF I of approximately $728,000, of which Wells VAF I has reimbursed approximately $259,000, or 0.5% of gross offering proceeds raised to WIM pursuant to the terms of the Advisory Agreement as outlined above.

ITEM 8.	LEGAL PROCEEDINGS.

We are from time to time a party to legal proceedings which arise in the ordinary course of our business. We are not currently involved in any litigation for which the outcome would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition, nor is management aware of any such litigation threatened against us during the year ended December 31, 2008.

ITEM 9.	MARKET FOR WELLS VAF I’S INVESTOR MEMBER INTERESTS AND RELATED SECURITY HOLDER MATTERS.

Summary

As of February 28, 2009, 51,854 shares of investor member interests, held by a total of 596 investor members, were outstanding. Capital contributions are equal to $1,000.00 per share of investor member interest. A public trading market has not been established for Wells VAF I’s shares of investor member interests, nor is such a market anticipated to develop in the future. The operating agreement provides WIM with the right to prohibit transfers of shares under certain circumstances.

Share Valuation

The fiduciaries of retirement plans subject to ERISA and the IRA custodians are required to determine and report the value of each asset held in their respective plans or accounts on an annual basis. For these purposes, the estimated share valuation is deemed to be $1,000.00 per share of investor member interest as of December 31, 2008. The basis for this valuation is the fact that the last price paid to acquire a share in our private placement offering was $1,000.00 (ignoring purchase price discounts for certain categories of purchasers.)

While Wells VAF I was recently engaged in a private placement offering of its shares at a gross price of $1,000.00 per share of investor member interest, there can be no assurance that the investor members would receive $1,000.00 per share if sold in an arm’s-length transaction currently or in the future. In addition, Wells VAF I has not performed a valuation of its assets and, therefore, this $1,000.00 per share value is not based upon the market value of Wells VAF I’s assets, nor does this estimated value reflect the distributions that the investor members would be entitled to receive if Wells VAF I properties were sold and the sale proceeds were distributed in a liquidation of Wells VAF I. Such a distribution upon liquidation is likely to be less than $1,000.00 per share, primarily because the funds initially available for investment in properties were reduced by 8% of the gross offering proceeds in order to pay selling commissions and dealer-manager fees, organization and offering expenses, and acquisition and advisory fees, as described in more detail in the accompanying financial statements.

Beginning with the fiscal year ending December 31, 2009 (the first full fiscal year after termination of our private placement offering), each asset in our portfolio will be valued on an annual basis. In each year, one-third of the properties will be appraised by an independent appraiser, and the remaining two-thirds will be appraised by personnel of WIM or its affiliates and reviewed by an independent appraiser. The final appraisal will be utilized to determine the aggregate asset value of the assets under management for purposes of computing the appropriate amount of the annual asset management fee.

The aggregate value of the assets under management discussed above, along with other assets and liabilities, will be used to calculate the estimated value of the investor member interests. We will report the estimated value of the investor member interests annually to our members in the next annual or quarterly report sent to members following the property valuation process.

Distribution of Net Cash Flow

We may not make significant regular distributions from cash flow from operations, and we have the discretion not to distribute cash flow generated as net proceeds of nonliquidating sales of our properties, if WIM determines that it is in the best interest of Wells VAF I and its members to use such net proceeds to enhance the value of Wells VAF I’s portfolio. Our principal investment strategy is to operate and/or develop, improve, and dispose of properties in a manner that enhances their appreciation in value for realization upon property sales over the mid-term. Accordingly, a significant portion of any cash flow from operations may be deployed by Wells VAF I in value-enhancing strategies for its portfolio of properties, and some portion of nonliquidating net sale proceeds may also be deployed for such purposes.

Net cash flow, as defined in the operating agreement, is distributed to the members as follows:

—	To the investor members up to a 10% per annum compounded return on their capital contributions during the offering period;

—

To the investor members in proportion to their percentage interests, as defined, until each investor member receives a 10% per annum compounded return on their capital contributions for the period following the offering period;

—	100% to Wells Management up to a 10% per annum compounded return on its capital;

—	To the investor members in proportion to their percentage interests until each investor member has received $1,000 per share;

—	To Wells Management until it has received its capital contributions; and

—

To Wells Management in the amount of 20% of all distributable proceeds, less any disposition fees previously paid to Wells Management, of which Wells Management has agreed to pay up to 50% of any such amount received to broker/dealers who participated in its private placement offering; and

—	The remainder to the investor members in accordance with their percentage interests.

Net cash flow distributions made to members during 2008 and 2007 are summarized below:

Distributions for Quarter Ended	Total Net Cash Distributed	Per Weighted- Average Investor Member Share	Wells Management
March 31, 2007	$1,399,831	$53.17	$0.00
June 30, 2007	$ 524,126	$16.74	$0.00
September 30, 2007	$ 0	$ 0.00	$0.00
December 31, 2007	$ 999,807	$24.93	$0.00
March 31, 2008	$ 0	$ 0.00	$0.00
June 30, 2008	$ 0	$ 0.00	$0.00
September 30, 2008	$ 0	$ 0.00	$0.00
December 31, 2008	$ 0	$ 0.00	$0.00

During 2007, distributions were accrued for accounting purposes in the quarter declared and paid to the investor members in the following quarter. No cash distributions were paid to Wells Management during the years ended December 31, 2008 and 2007.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

We have issued securities without registration under the Securities Act pursuant to a private placement offering that commenced on September 15, 2005 and terminated on September 15, 2008. We offered these securities in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering. The securities were offered and sold only to persons who were “accredited investors” within the meaning of Rule 501 of Regulation D under the Securities Act and without the use of general solicitation, as that concept is embodied in Regulation D.

The following table summarizes the sales of unregistered shares by us:

	Year ended December 31,
	2008	2007	2006
Number of investor member shares sold	10,769	17,629	23,456
Gross proceeds	$10,769,065	$17,629,568	$23,455,550

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Summary

Each share represents an undivided equity interest in Wells VAF I, a Georgia limited liability company. Shares of investor member interests are not evidenced by a certificate. Shares are nonassessable and entitle investor members to participate in the distributions of cash and the allocations of income, profits, and losses of Wells VAF I in accordance with the terms of the operating agreement. The operating agreement governs the rights and obligations of investor members. Certain material provisions of the operating agreement that relate to the shares of investor member interests are summarized below. A copy of the operating agreement is filed as an exhibit to this Form 10.

Voting Rights of the Members

General

Each member is entitled to vote all shares of investor member interests of record owned by such member, including any fractional shares of investor member interests, on the matters authorized in our operating agreement. As a general matter, members are entitled to vote only on the following matters, in each of which cases the vote of members owning a majority of the outstanding member interests will be effective to:

—	amend our operating agreement, which right is subject to the rights of Wells Management in certain limited situations to amend our operating agreement without approval of our investor members;

—	change our business purpose or our investment strategy and objectives;

—	approve a merger or consolidation of Wells VAF I with another entity;

—	terminate, liquidate, and dissolve Wells VAF I; and

—

approve Wells Management’s designation of a successor or additional sponsor; its sale, transfer, or assign of the majority of its subordinated interest; or its voluntary retirement or withdrawal from Wells VAF I.

In the event of such vote, you will be bound by the majority vote even if you did not vote with the majority.

Amendments to Our Operating Agreement

All members must consent to any amendments to our operating agreement that would change the limited liability of the members. In addition, members holding a majority of any class of shares of investor member interests that would be adversely affected by a proposed amendment to the operating agreement must consent to any such amendment.

Removal of the Manager

The operating agreement provides that investor members may remove WIM and instruct Wells Management to appoint a successor manager upon the affirmative vote of the holders of two-thirds of the outstanding shares of investor member interests. Our sponsor, Wells Management, may remove or replace our manager at any time.

Meetings of Members

There will not be any regularly scheduled annual or periodic meetings of our members. WIM is, however, required to call a meeting of the members upon the written request of members holding at least 25% of the outstanding shares of investor member interests. In such event, a detailed statement of any action proposed to be taken, and the wording of any resolution proposed for adoption, is required to be included with the notice of the meeting.

Transferability of Shares

There are a number of restrictions on the transferability of shares of investor member interests, including the following:

—

investors may not sell or transfer the shares of investor member interests unless such resale or transfer is registered under the Securities Act of 1933 and the securities laws of such applicable state or other jurisdiction or exemption therefrom is available;

—	except in certain limited circumstances, the proposed transferee must meet the “accredited investor” requirements set forth in our offering memorandum for our private placement offering;

—

investors may only transfer a number of shares of investor member interests such that, after the transfer, both the transferor and transferee own at least the minimum number of shares of investor member interests required to be purchased by an investor, provided there is no such requirement for transfers made on behalf of a retirement plan, or by gift, inheritance, divorce or to an affiliate;

—	investors who desire to transfer their shares of investor member interests must pay a transfer fee in an amount sufficient to cover transfer costs;

—

all transfers of shares of investor member interests must be made pursuant to documentation satisfactory in form and substance to WIM including, without limitation, confirmation by the transferee that the transferee has been informed of all pertinent facts relating to the liquidity and marketability of the shares of investor member interests; and

—

no share of investor member interests may be sold or assigned if the sale of such share of investor member interests, when added to the total of all other sales of shares of investor member interests within the period of 12 consecutive months prior to the proposed date of sale, would, in the opinion of our counsel, result in the termination of Wells VAF I as a partnership under Section 708 of the Internal Revenue Code, unless we receive a ruling from the IRS that the proposed sale would not cause such a termination.

In addition, our operating agreement contains restrictions on the transfer or assignment of shares of investor member interests in order to prevent us from being deemed a “publicly traded partnership.” These provisions are based on restrictions contained in the Section 7704 Regulations. The most significant transfer restriction prohibits the transfer during any taxable year of more than 2% of the total interests in our capital or profits excluding transfers by gift, transfers at death, transfers between family members, distributions from a qualified retirement plan, and block transfers. Our operating agreement also provides that any transfer or assignment of shares of investor member interests, which the manager believes will cause us to be treated as a publicly traded partnership, will be void and will not be recognized.

An assignee of shares of investor member interests will not become a substituted member unless the assignee expressly agrees to accept and become a party to our operating agreement. An assignee of shares of investor member interests who does not become a substituted member will be entitled to receive distributions attributable to the shares of investor member interests properly transferred to such assignee, effective as of the first day of the quarter following the quarter during which we receive notice of the assignment. Any such assignee will not have any of the other rights of a member, such as the right to vote as a member or the right to inspect and copy our books. Assignments of shares of investor member interests are restricted in the same manner as transfers of shares of investor member interests.

Distributions of Net Cash Flow

Net cash flow, as defined in the operating agreement, is distributed to our members as follows:

—	To the investor members up to a 10% per annum compounded return on their capital contributions during the offering period;

—

To the investor members in proportion to their percentage interests, as defined, until each investor member receives a 10% per annum compounded return on their capital contributions for the period following the offering period;

—	100% to Wells Management up to a 10% per annum compounded return on its capital;

—	To the investor members in proportion to their percentage interests until each investor member has received $1,000 per share;

—	To Wells Management until it has received its capital contributions;

—

To Wells Management in the amount of 20% of all distributable proceeds, less any disposition fees previously paid to Wells Management, of which Wells Management has agreed to pay up to 50% of any such amount received to broker/dealers who participated in its private placement offering; and

—	The remainder to the investor members in accordance with their percentage interests.

Dissolution and Termination

Wells VAF I will be dissolved upon the earlier of December 31, 2020, or the first to occur of the following:

—	a determination to dissolve by Wells Management, if concurred in by the affirmative vote of two-thirds of the Board of Directors of WIM (if at such time the manager is WIM or one of its affiliates);

—	the decision by holders of more than 50% of the Shares to dissolve and terminate Wells VAF I;

—	the sale or disposition of all interests in real property and other assets of Wells VAF I; or

—	the happening of any other event causing the dissolution of Wells VAF I under the laws of the State of Georgia.

In addition to the above events, WIM or Wells Management also may compel a termination and dissolution of Wells VAF I, or restructure our affairs, upon notice to all members and without the consent of any member, if either (a) our assets constitute “plan assets,” as such term is defined for purposes of ERISA, or (b) any of the transactions contemplated in our operating agreement constitute “prohibited transactions” under ERISA.

Liquidating Distributions

Liquidating distributions, defined in our operating agreement to generally mean the distribution of the net proceeds from a dissolution and termination of Wells VAF I or from the sale of substantially all of our remaining assets, will be distributed among the members in accordance with each such member’s positive capital account balances, after the allocation of gain on sale and other appropriate capital account adjustments. The effect of this provision is that liquidating distributions will be made to members and Wells Management in a manner essentially the same as we make other cash distributions.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our operating agreement provides that WIM shall not be liable to Wells VAF I or any member for any liability arising out of any act or failure to act that the manager reasonably believed in good faith was in the best interest of Wells VAF I, provided that the manager shall be liable for any liabilities resulting from such manager’s:

—	gross negligence, willful misconduct, bad faith, willful violation of any securities law or knowing violation of law;

—	breach of fiduciary duty to Wells VAF I or any member;

—	receipt of a personal benefit in violation of the operating agreement; or

—	willful and material breach of our operating agreement, regardless of whether or not any such act was first determined by such manager, in good faith, to be in the best interest of Wells VAF I.

In addition, our operating agreement provides that Wells VAF I shall indemnify WIM and its affiliates from and against liabilities and related expenses, including attorneys’ fees, incurred in dealing with third parties while acting on behalf of or performing services for Wells VAF I arising out of any act or failure to act that WIM in good faith determined was in the best interest of Wells VAF I, provided that neither WIM nor its affiliates shall be indemnified by Wells VAF I for any liabilities resulting from the manager’s or its affiliates’:

—	gross negligence, willful misconduct, bad faith, willful violation of any securities law or knowing violation of law;

—	breach of fiduciary duty to Wells VAF I or any member; or

—

willful and material breach of our operating agreement, regardless of whether or not any such act was first determined by the manager or its affiliates, in good faith, to be in the best interest of Wells VAF I.

Any indemnification of WIM or its affiliates is recoverable only out of the assets of Wells VAF I and not from the investors as members. The indemnification provisions contained in our operating agreement are generally consistent with the provisions of the Georgia Limited Liability Company Act, and the manager will not be indemnified for a violation of the duty of care to their members to the extent any such violation constitutes negligence or misconduct. Cash advances from our funds may be made to WIM for legal expenses and other costs incurred as a result of any legal action or proceeding if certain conditions set forth in the operating agreement are met. If an action is initiated by one or more of the members of Wells VAF I, such conditions include that a court of competent jurisdiction must approve such cash advancement.

Notwithstanding the foregoing, we will not indemnify the manager or any person acting as a dealer-manager with respect to the shares of investor member interests from any liabilities incurred by them arising under federal and state securities laws unless:

—	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular person seeking indemnification;

—	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular person seeking indemnification; or

—

a court of competent jurisdiction approves a settlement of the claims against the particular person seeking indemnification and finds that indemnification of the settlement and related costs should be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or persons controlling Wells VAF I pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Prior to seeking a court approval for indemnification, WIM is required to apprise the court of the above position of the SEC and various securities regulatory authorities with respect to indemnification for securities violations.

WIM’s directors and officers are covered under an insurance policy purchase and maintained by WREF of which Wells VAF I contributes its pro-rata share. This insurance policy covers WIM’s directors and officers from liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our financial statements and supplementary data are detailed under Item 15(a) and filed as part of this Form 10 on the pages indicated.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On August 8, 2008, the financial oversight committee of WIM (“Financial Oversight Committee”), which serves a function to us equivalent to an audit committee, dismissed Ernst & Young LLP as Wells VAF I’s independent registered public accounting firm. On August 19, 2008, the Financial Oversight Committee of WIM engaged Frazier & Deeter, LLC as the independent registered public accounting firm for Wells VAF I.

Ernst & Young LLP’s report on the financial statements of Wells VAF I for the year ended December 31, 2007 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2007, and the subsequent interim period through August 8, 2008, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures which disagreements, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their report on the financial statements of Wells VAF I for the year ended December 31, 2007. There were no reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K.

During the year ended December 31, 2007, and through August 19, 2008, Wells VAF I did not consult with Frazier & Deeter, LLC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Wells VAF I’s financial statements, or any other matters or reportable events as set forth in Items 304(a)(2) of Regulation S-K. There were no disagreements with Wells VAF I’s independent registered public accountants, Frazier & Deeter, LLC, as of the years ended December 31, 2008 and 2007.

Wells VAF I has provided Ernst & Young LLP with a copy of this Form 10 prior to its filing with the SEC and requested Ernst & Young LLP to furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Ernst & Young LLP’s letter is filed as Exhibit 16.1 to this Form 10.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) 1.    The financial statements are contained on pages F-2 through F-17 of this Form 10, and the list of the financial statements contained herein is set forth on page F-1, which is hereby incorporated by reference.

(b)	The Exhibits filed in response to Item 601 of Regulation S-K are listed below.

Exhibit No.	Description of Document

3.1	Amended and Restated Articles of Organization, dated as of September 1, 2005
4.1	Operating Agreement among Wells Management Company, Inc., Wells Investment Management Company, LLC and the Several Investor Members, dated as of September 1, 2005, and subsequently amended
10.1	Advisory Agreement between Wells Mid-Horizon Value-Added Fund I, LLC and Wells Investment Management Company, LLC, dated as of September 15, 2005, and subsequently amended
10.2	Dealer Manager Agreement between Wells Mid-Horizon Value-Added Fund I, LLC and Wells Investment Securities, Inc., dated as of September 15, 2005
10.3	Lease Agreement (related to the Nathan Lane Building)
10.4	Lease Agreement (related to the Park Lane Building)
10.5	Lease Agreement (related to the Commerce Street Building)
10.6	Purchase and Sale Agreement (related to the Commerce Street Building)
10.7	Purchase and Sale Agreement (related to the Parkway at Oak Hill Buildings)
10.8	Credit Agreement between Wells Mid-Horizon Value-Added Fund I, LLC and Bank of America National Association, dated as of June 30, 2006, and subsequently amended
10.9	Guaranty and Collateral Agreement among Wells Mid-Horizon Value-Added Fund I, LLC, Wells Management Company, Inc. and Bank of America National Association, dated as of June 30, 2006
16.1	Letter from Ernst & Young LLP dated as of April 15, 2009
21.1	Subsidiaries of Wells Mid-Horizon Value-Added Fund I, LLC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC
(Registrant)

By: WELLS INVESTMENT MANAGEMENT COMPANY, INC.
(Manager)

April 15, 2009	/s/ Leo F. Wells, III
Leo F. Wells, III
Principal Executive Officer
of Wells Investment Management Company, Inc.

April 15, 2009	/s/ Douglas P. Williams
Douglas P. Williams
Principal Financial Officer
of Wells Investment Management Company, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members

Wells Mid-Horizon Value-Added Fund I, LLC

We have audited the accompanying balance sheets of Wells Mid-Horizon Value-Added Fund I, LLC (“the Company”) as of December 31, 2008 and 2007, and the related statements of operations, members’ capital, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Mid-Horizon Value-Added Fund I, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Frazier & Deeter, LLC

March 13, 2009

BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
REAL ESTATE, AT COST:
Land	$9,597,022	$6,085,239
Building and improvements, less accumulated depreciation of $1,514,539 and $598,328 as of December 31, 2008 and 2007, respectively	44,728,618	29,590,245
Intangible lease assets, less accumulated amortization of $7,127,384 and $3,630,572 as of December 31, 2008 and 2007, respectively	4,495,336	7,992,148

Total real estate assets	58,820,976	43,667,632

Cash and cash equivalents	1,104,340	2,206,534
Tenant receivables, net	185,082	38,153
Deferred financing costs, less accumulated amortization of $308,641 and $156,676 as of December 31, 2008 and 2007, respectively	121,293	158,548
Intangible lease origination costs, less accumulated amortization of $1,798,795 and $840,246 as of December 31, 2008 and 2007, respectively	2,713,817	3,672,366
Deferred leasing costs, less accumulated amortization of $55,940 and $0 as of December 31, 2008 and 2007, respectively	1,487,998	0
Deferred projects costs	0	15,422
Other assets, net	154,161	175,497

Total assets	$64,587,667	$49,934,152

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Line of credit	$21,400,000	$13,500,000
Accounts payable, accrued expenses, and accrued capital expenditures	468,158	380,114
Due to affiliates	30,878	37,685
Deferred income	550,897	456,209
Distributions payable	0	999,807
Intangible lease liabilities, less accumulated amortization of $276,471 and $137,762 as of December 31, 2008 and 2007, respectively	417,607	556,316

Total liabilities	22,867,540	15,930,131

Commitments and Contingencies

MEMBERS’ CAPITAL:
Member Shares, $1,000 par value; 150,000 shares authorized;
51,854 and 41,085 shares issued and outstanding as of December 31, 2008 and 2007, respectively	41,720,127	34,004,021

Total liabilities and members’ capital	$64,587,667	$49,934,152

See accompanying notes.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:
Rental income	$5,686,041	$4,349,941
Tenant reimbursements	776,034	116,757
Bad debt recoveries	214,160	0

Total revenues	6,676,235	4,466,698

EXPENSES:
Property operating costs	2,221,479	1,143,269
Asset and property management fees	505,717	300,121
Depreciation	916,211	491,633
Amortization	4,142,954	3,553,151
General and administrative expenses	603,743	727,760

Total expenses	8,390,104	6,215,934

REAL ESTATE OPERATING LOSS	(1,713,869)	(1,749,236)

OTHER INCOME (EXPENSE):
Interest and other income	33,299	32,666
Interest expense	(726,246)	(611,781)
Abandoned acquisition costs	0	(3,142)

Total other income (expense)	(692,947)	(582,257)

NET LOSS	$(2,406,816)	$(2,331,493)

NET LOSS PER WEIGHTED-AVERAGE SHARE OF MEMBERS’ INTERESTS	$(51.60)	$(68.87)

WEIGHTED-AVERAGE SHARES OF MEMBERS’ INTERESTS OUTSTANDING	46,646	33,855

See accompanying notes.

STATEMENTS OF MEMBERS’ CAPITAL

FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

				Total Members’ Capital
	Sponsoring Member	Investor Members’ Interests
		Shares	Amount
Members’ Capital as of December 31, 2006	$959,727	23,456	$21,727,757	$22,687,484

Investor members’ contributions	0	17,629	17,629,568	17,629,568
Commissions and discounts on sale of investor members’ interests and related dealer-manager fees	0	0	(969,626)	(969,626)
Other offering costs	0	0	(88,148)	(88,148)
Net loss	0	0	(2,331,493)	(2,331,493)
Distributions ($86.36 per weighted-average Members’ Interest share)	0	0	(2,923,764)	(2,923,764)

Members’ Capital as of December 31, 2007	959,727	41,085	33,044,294	34,004,021

Investor members’ contributions	0	10,769	10,769,065	10,769,065
Commissions and discounts on sale of investor members’ interests and related dealer-manager fees	0	0	(592,298)	(592,298)
Other offering costs	0	0	(53,845)	(53,845)
Net loss	0	0	(2,406,816)	(2,406,816)

Members’ Capital as of December 31, 2008	$959,727	51,854	$40,760,400	$41,720,127

See accompanying notes.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,406,816)	$(2,331,493)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	916,211	491,633
Noncash interest expense	151,965	104,684
Other amortization	4,389,115	3,808,002
Bad debt expense	0	214,160
Changes in assets and liabilities, net of effects of acquisitions:
Increase in tenant receivables, net	(146,929)	(56,960)
Decrease (increase) in other assets, net	21,336	(352,577)
Increase in accounts payable and accrued expenses	20,871	200,934
Increase in due to affiliates	689	16,211
Increase in deferred income	94,688	454,021

Net cash provided by operating activities	3,041,130	2,548,615

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate and earnest money paid	(19,292,410)	(25,154,102)
Acquisition fees paid to affiliate	(215,381)	(352,591)
Payment of deferred leasing costs	(1,543,938)	0

Net cash used in investing activities	(21,051,729)	(25,506,693)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs paid	(114,710)	(3,271)
Proceeds from line of credit	19,100,000	23,900,000
Repayments of line of credit	(11,200,000)	(16,800,000)
Investor members’ contributions	10,711,352	17,568,539
Sales commissions and dealer-manager fees paid	(534,585)	(908,597)
Other offering costs paid	(53,845)	(88,148)
Distributions paid	(999,807)	(1,923,957)

Net cash provided by financing activities	16,908,405	21,744,566

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,102,194)	(1,213,512)

CASH AND CASH EQUIVALENTS, beginning of year	2,206,534	3,420,046

CASH AND CASH EQUIVALENTS, end of year	$1,104,340	$2,206,534

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Deferred project costs applied to real estate assets	$214,280	$396,130

Other liabilities assumed upon acquisition of properties	$0	$129,255

Discounts applied to investor members’ contributions	$57,713	$61,029

Accrued capital expenditures	$78,520	$18,843

Distributions payable	$0	$999,807

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1.  ORGANIZATION AND BUSINESS

Wells Mid-Horizon Value-Added Fund I, LLC (“Wells VAF I”) was organized as a Georgia limited liability company on July 15, 2005 for the purpose of acquiring, developing, owning, operating, and improving or otherwise enhancing income-producing commercial properties, and liquidating such investments over a period of three to five years following acquisition. While Wells VAF I believes that it can complete its leasing efforts and sell the assets in the portfolio within the projected time frame, Wells VAF I does acknowledge that the current economic recession and its impact on office market conditions may require that it hold assets longer than originally projected in order to achieve the best disposition pricing for the investor members. The term of Wells VAF I shall continue until the earlier of December 31, 2020, or the filing of a Certificate of Termination.

Wells Management Company, Inc. (“Wells Management”) is the sponsoring member of Wells VAF I and has the exclusive authority to conduct the day-to-day and overall direction and supervision of the business and affairs of Wells VAF I pursuant to an operating agreement. Wells Management has contributed $1,000,000 to Wells VAF I for a subordinated interest therein. Wells Investment Management Company, Inc. (“WIM”), a wholly owned subsidiary of Wells Management, has been appointed by Wells Management to serve as the manager of Wells VAF I. In addition, Wells VAF I and WIM have entered into an agreement (the “Advisory Agreement”), under which WIM will perform certain key functions on behalf of Wells VAF I, including, but not limited to, the investment of capital proceeds and management of day-to-day operations.

On September 15, 2005, Wells VAF I commenced an offering of up to 150,000 shares of investor member interests under a private placement to qualified purchasers who meet the definition of “accredited investors,” as provided in Regulation D of the Securities Act. Wells VAF I commenced active operations upon receiving and accepting subscriptions for 10,000 shares of investor member interests on June 22, 2006. Its offering terminated on September 15, 2008, at which time Wells VAF I had sold approximately 51,854 shares of investor member interests resulting in gross offering proceeds of approximately $51,854,000. After deductions for payments of acquisition fees of approximately $1,037,000; selling commissions, discounts, and dealer-manager fees of approximately $2,852,000; and other offering expenses of approximately $259,000; Wells VAF I received net offering proceeds of approximately $47,706,000. As of December 31, 2008, all equity proceeds raised from the sale of investor member interests had been utilized to fund property acquisitions and capital expenditures. No public market exists for the shares of investor member interests and none is expected to develop.

Wells VAF I’s investment policy includes, but is not limited to, acquiring properties with opportunities for value enhancement related to leasing or re-leasing available space, renovating or redeveloping properties, entering into leases with sub-investment-grade tenants at above market rates, and/or benefiting from favorable market conditions.

During the periods presented, Wells VAF I owned direct interests in the following properties:

1. Nathan Lane Building (Acquired September 20, 2006) A five-story office building located in Plymouth, Minnesota
2. Park Lane Building (Acquired January 5, 2007) A five-story office building and an eight-acre parcel of land containing a parking lot located in Pittsburgh, Pennsylvania
3. Commerce Street Building (Acquired December 14, 2007) A four-story office building and two floors of a parking deck located in Nashville, Tennessee
4. Parkway at Oak Hill Buildings (Acquired October 15, 2008) Two separate two-story office buildings located in Austin, Texas

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Wells VAF I’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate Assets

Investment in Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, application of acquisition fees incurred, and any tenant improvements or major improvements and betterments, which extend the useful life of the related asset. Wells VAF I considers the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net loss. Upon receiving notification of a tenant’s intention to terminate a lease, undepreciated tenant improvements and intangible lease assets are written off to lease termination expense. All repairs and maintenance are expensed as incurred.

The real estate assets owned by Wells VAF I are depreciated or amortized using the straight-line method over the following useful lives:

Buildings	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

Management continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate assets and related intangible assets which Wells VAF I owns may not be recoverable. When indicators of potential impairment are present which suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, management assesses the recoverability of the real estate assets and related intangible assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition for assets held for use, or with the estimated fair values, less costs to sell, for assets held for sale. In the event that such expected undiscounted future cash flows for assets held for use or the estimated fair values, less costs to sell, for assets held for sale do not exceed the carrying values, management adjusts the carrying value of real estate assets and related intangible assets to the estimated fair values, pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), and recognizes an impairment loss. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of future cash flows, including estimated salvage value.

Projections of expected future operating cash flows require that management estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s ultimate fair value and could result in the misstatement of the carrying value of Wells VAF I’s real estate and related intangible assets and net loss.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Wells VAF I allocates the purchase price of properties to the acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on Wells VAF I’s estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand. These assessments have a direct impact on net loss.

As further described below, in-place leases with Wells VAF I as the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

—

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying balance sheets and are amortized to expense over the remaining terms of the respective leases.

—

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying balance sheets and are amortized to expense over the remaining terms of the respective leases.

—

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying balance sheets and are amortized to expense over the remaining terms of the respective leases.

—

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

During the years ended December 31, 2008 and 2007, Wells VAF I recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
For the year ended December 31:	Above-Market In-Place Lease Assets	Absorption Period Costs
2008	$368,347	$3,128,465	$958,549	$138,709

2007	$365,348	$2,860,279	$692,872	$110,497

As of December 31, 2008 and 2007, Wells VAF I had the following gross intangible in-place lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
December 31, 2008	$1,123,611	$10,499,109	$4,512,612	$694,078

December 31, 2007	$1,123,611	$10,499,109	$4,512,612	$694,078

The remaining net intangible assets and liabilities balances as of December 31, 2008 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the year ending December 31,
2009	$112,552	$1,908,202	$875,229	$138,710
2010	54,454	864,380	550,460	81,481
2011	37,032	397,938	391,864	52,866
2012	37,032	397,938	391,864	52,866
2013	37,032	242,323	229,612	35,573
Thereafter	89,492	316,961	274,788	56,111

	$367,594	$4,127,742	$2,713,817	$417,607

Weighted-Average Amortization Period	3 years	2 years	4 years	4 years

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and Wells VAF I is required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including but not limited to lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In the event that the discounted cash flows of the original in-place lease stream do not exceed the discounted modified in-place lease stream, Wells VAF I adjusts the carrying value of the intangible lease assets to the discounted cash flows and recognizes an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Cash and Cash Equivalents

Wells VAF I considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. There are no restrictions on the use of Wells VAF I’s cash balances as of December 31, 2008.

Tenant Receivables, net

Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income using the straight-line method. Upon receiving notification of a tenant’s intention to terminate a lease, unamortized straight-line rent receivables are written off to lease termination expense. Management assesses the collectibility of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. An allowance of $0 and $24,481 is included in tenant receivables as of December 31, 2008 and 2007, respectively.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized on a straight-line basis over the term of the related financing arrangements. Wells VAF I recognized amortization of deferred financing costs for the years ended December 31, 2008 and 2007 of approximately $152,000 and $105,000, respectively, which is included in interest expense in the accompanying statements of operations.

Deferred Leasing Costs, net

Deferred leasing costs reflect costs incurred to procure operating leases and are capitalized and amortized using the straight-line method over the terms of the respective leases. The remaining unamortized balance of deferred leasing costs will be amortized over a weighted-average period of approximately 11 years. Upon receiving notification of a tenant’s intention to terminate a lease, unamortized deferred leasing costs are written off to lease termination expense.

Other Assets, net

Other assets are primarily comprised of prepaid taxes, prepaid insurance, and nontenant receivables. Prepaid expenses and other assets will be expensed as incurred. Management assesses the collectibility of other assets on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. An allowance of $0 and $189,679 is included in other assets as of December 31, 2008 and 2007, respectively.

Financial Instruments

As of December 31, 2008 and 2007, the carrying value of Wells VAF I’s line of credit approximated fair value. The interest rate on Wells VAF I’s line of credit was adjusted to a current market rate of LIBOR plus a margin of 2.25% on November 21, 2008.

Revenue Recognition

Wells VAF I’s leases typically include renewal options, escalation provisions, and provisions requiring tenants to reimburse Wells VAF I for a pro-rata share of operating costs incurred. All of the Wells VAF I’s leases are classified as operating leases, and the related rental income, including scheduled rental rate increases (other than scheduled increases based on the Consumer Price Index) is generally recognized using the straight-line method over the terms of the respective leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying balance sheets. Lease termination income is recognized when the tenant loses the right to lease the space and Wells VAF I has satisfied all obligations under the related lease or lease termination agreement.

Income Taxes

Wells VAF I is not subject to federal or state income taxes; therefore, none have been provided for in the accompanying financial statements. The members are required to include their respective shares of profits and losses in their individual income tax returns, regardless of whether or not any cash distributions are made during the respective period.

Distribution of Net Cash Flow

Net cash flow, as defined in the operating agreement, is distributed to the members as follows:

—	To the investor members up to a 10% per annum compounded return on their capital contributions during the offering period;

—

To the investor members in proportion to their percentage interests, as defined, until each investor member receives a 10% per annum compounded return on their capital contributions for the period following the offering period;

—	100% to Wells Management up to a 10% per annum compounded return on its capital;

—	To the investor members in proportion to their percentage interests until each investor member has received $1,000 per share;

—	To Wells Management until it has received its capital contributions; and

—

To Wells Management in the amount of 20% of all distributable proceeds, less any disposition fees previously paid to Wells Management, of which Wells Management has agreed to pay up to 50% of any such amount received to broker/dealers who participated in its private placement offering; and

—	The remainder to the investor members in accordance with their percentage interests.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standards Board Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), an interpretation of SFAS No. 109, Accounting for Income Taxes, which clarifies the relevant criteria and approach for the recognition, derecognition, and measurement of uncertain tax positions. FIN No. 48 was effective for Wells VAF I beginning January 1, 2008. The adoption of this pronouncement has not had a material impact on Wells VAF I’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 was effective for Wells VAF I beginning January 1, 2008. Wells VAF I has elected not to implement the provisions of SFAS No. 159, and therefore, such provisions have no effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP, including amending SFAS No. 144. SFAS No. 157 emphasizes that fair value is a market-based measurement, as opposed to an entity-specific measurement. In February 2008, the FASB issued Staff Position No. SFAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). FSP 157-1, which is effective upon the initial adoption of SFAS No.157, excludes SFAS No. 13, Accounting for Leases, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS No. 13, from the scope of SFAS No. 157. In February 2008, the FASB issued Staff Position No. SFAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 for all nonrecurring nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. Accordingly, FSP 157-2 will be effective for Wells VAF I beginning January 1, 2009, and all other aspects of SFAS No. 157 were effective for Wells VAF I beginning January 1, 2008. SFAS No. 157 has not had a material impact on Wells VAF I’s financial statements to date; however, Wells VAF I is currently assessing the provisions and evaluating the potential impact of FSP 157-2 on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) requires, among other things, for (i) transaction costs to be expensed as incurred and (ii) preacquisition contingencies, such as environmental or legal issues, to be recorded at fair value as of the acquisition date. SFAS No. 141(R) will be effective for Wells VAF I beginning January 1, 2009.

3.  LINE OF CREDIT

Wells VAF I is party to a $25.0 million collateralized revolving credit facility with Bank of America National Association, which had an outstanding balance of $21.4 million as of December 31, 2008 and matures on June 30, 2009 (the “Bank of America Line of Credit”). Wells VAF I is currently pursuing alternative financing options to replace the Bank of America Line of Credit, which include a new revolving credit facility and property-specific mortgage loans. From June 2006 through November 2008, the Bank of America Line of Credit incurred interest at a rate of LIBOR plus a margin ranging from 1.10% to 1.60%, dependent upon Wells VAF I’s ratio of debt-to-total-asset value. In November 2008, the Bank of America Line of Credit was amended to increase the borrowing rate to LIBOR plus a margin of 2.25%. In addition, Wells VAF I incurs unused fees on the amount by which the maximum capacity under the Bank of America Line of Credit exceeds actual borrowings or pledges at a rate of either 0.125% or 0.200%, dependent upon the percentage of actual borrowings compared to maximum capacity. Unused fees are recorded as interest expense. As of December 31, 2008 and 2007, the amount of the maximum capacity that exceeded the actual borrowings was $3.6 million and $11.5 million, respectively. The Nathan Lane Building and Park Lane Building have been pledged as collateral against the Bank of America Line of Credit.

As of December 31, 2008 and 2007, the Bank of America Line of Credit incurred interest at a rate of approximately 3.7% and 6.4%, respectively, per annum. During 2008 and 2007, Wells VAF I paid cash for interest expense of approximately $574,000 and $510,000, respectively. During 2008 and 2007, Wells VAF I did not capitalize interest expense.

4.  MEMBERS’ EQUITY

Sponsoring Member Interest

On September 27, 2005, Wells VAF I received a $1,000,000 contribution from Wells Management. During the start-up period, proceeds from this contribution were held as working capital and used primarily to fund initial operating costs. Following the start-up period, the residual proceeds were distributed to investor members. Wells Management has a subordinated interest to investor members in earnings allocations and distributions from Wells VAF I.

Investor Member Interests

Wells VAF I commenced active operations upon receiving and accepting subscriptions for 10,000 shares of investor member interests on June 22, 2006. The offering was terminated on September 15, 2008, at which time Wells VAF I had sold approximately 51,854 shares of investor member interests. Investor members have a priority interest over the sponsoring member in earnings allocations and distributions from Wells VAF I.

5.  RELATED-PARTY TRANSACTIONS

Advisory Agreement

On September 15, 2005, Wells VAF I entered into the Advisory Agreement with WIM. Pursuant to the Advisory Agreement, WIM is entitled to specified fees for certain services, including, but not limited to, the investment of offering proceeds in real estate projects, sales of properties, and management of day-to-day operations. The Advisory Agreement has a one-year term and is subject to an unlimited number of successive one-year renewals upon the consent of the parties. Wells VAF I may terminate the Advisory Agreement upon 60 days’ written notice without cause or penalty. If Wells VAF I terminates the Advisory Agreement, Wells VAF I will pay WIM all unpaid reimbursements of expenses and all earned but unpaid fees.

Under the terms of the Advisory Agreement and Wells VAF I’s private placement memorandum, Wells VAF I incurs the following fees and reimbursements payable to WIM:

—

Reimbursement of organization and offering costs paid by WIM on behalf of Wells VAF I equal to 0.5% of gross offering proceeds raised from the sale of investor member interests to the public. Organization and offering costs are incurred by WIM on behalf of Wells VAF I and are not a direct liability of Wells VAF I. Such costs include legal and accounting fees, printing costs, and other offering expenses, and specifically exclude sales or underwriting commissions. When incurred by Wells VAF I, organization costs are expensed and offering costs are recorded as charges to members’ capital;

—

Acquisition fees of 2.0% of gross offering proceeds raised from the sale of investor member interests to the public. These acquisition fees serve as compensation for services WIM renders in connection with the investigation, selection, and acquisition of properties. Wells VAF I pays the acquisition fees upon its receipt of gross offering proceeds from the shares it sells, but WIM is obligated to reimburse Wells VAF I for any unearned acquisition fees upon termination of the Advisory Agreement. Wells VAF I may also reimburse WIM for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

—

Monthly asset management fees equal to one-twelfth of 0.75% of the gross value of Wells VAF I’s real estate assets, as determined and approved by the investment committee of Wells VAF I, in good faith and consistent with applicable fiduciary duties. Any portion of the asset management fee may be deferred upon WIM’s request and paid in a subsequent month or year;

—

Reimbursement for all costs and expenses WIM incurs in fulfilling its duties as the asset portfolio manager. These costs and expenses may include wages and salaries and other employee-related expenses of WIM’s employees engaged in management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance, and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide. WIM allocates its reimbursable costs of providing these services among Wells VAF I and the various affiliated public real estate investment programs based on time spent on each entity by individual personnel; and

—	For any property sold by Wells VAF I, a disposition fee equal to 0.25% of the sales price, if WIM provides a substantial amount of services in connection with the sale.

Dealer-Manager Agreement

Wells VAF I executed a dealer-manager agreement with Wells Investment Securities, Inc. (“WIS”) on September 15, 2005, whereby WIS performed the dealer-manager function for Wells VAF I in its private placement offering. For these services, Wells VAF I incurred sales commissions and dealer-manager fees on the gross offering proceeds raised from the sale of shares of investor member interests of up to 4.0% and 1.5%, respectively, at the time the shares were sold. Under the dealer-manager agreement, a portion of dealer-manger fees, in an aggregate amount of up to 0.75% of gross offering proceeds, was re-allowed to participating broker/dealers as marketing fees. The dealer-manager agreement terminated on September 15, 2008, upon completion of Wells VAF I’s offering; however, certain provisions, including those regarding indemnification, survive termination. For the years ended December 31, 2008 and 2007, Wells VAF I incurred gross sales commissions of approximately $431,000 and $705,000, respectively, and dealer-manager fees of approximately $162,000 and $265,000, respectively, of which approximately $85,000 and $124,000, respectively, was re-allowed to participating broker/dealers as marketing fees.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells VAF I incurred the following related-party costs for the years ended December 31, 2008 and 2007:

	2008	2007
Asset management fees(1)	$399,236	$261,434
Net commissions(2)(3)	373,652	645,411
Administrative reimbursements(1)	290,827	315,679
Acquisition fees(4)	215,381	352,591
Net dealer-manager fees(2)	160,933	263,186
Other offering costs(2)(5)	53,845	88,148
Construction fees	0	11,715

	$1,493,874	$1,938,164

(1)	Administrative reimbursements and asset management fees are expensed as incurred.
(2)	Commissions, dealer-manager fees, and other offering costs were charged against members’ equity as incurred.
(3)	Substantially all commissions were re-allowed to participating broker/dealers.
(4)

Acquisition fees were capitalized as deferred project costs when incurred and allocated to properties upon funding acquisitions, or repaying debt used to finance property acquisitions, with investor member proceeds. Pursuant to SFAS 141 (R), acquisition fees will be expensed as they are incurred effective January 1, 2009.

(5)

As of December 31, 2008, WIM had incurred cumulative organizational and offering expenses on behalf of Wells VAF I of approximately $728,000, of which Wells VAF I has reimbursed approximately $259,000, or 0.5% of gross offering proceeds raised to WIM pursuant to the terms of the Advisory Agreement as outlined above.

Due to Affiliates

As of December 31, 2008 and 2007, due to affiliates was comprised of the following items due to WIM and/or its affiliates:

	2008	2007
Administrative reimbursements(1)	$30,878	$30,189
Construction fees	0	7,496

	$30,878	$37,685

(1)

WIM’s affiliates pay for certain expenses of Wells VAF I directly and invoice Wells VAF I for reimbursement thereof on a quarterly basis. Amounts for these reimbursements are included in the aforementioned administrative reimbursements.

6.  RENTAL INCOME

The future minimum rental income due to Wells VAF I under noncancelable operating leases as of December 31, 2008 is presented below:

Year ending December 31:
2009	$4,947,852
2010	3,895,532
2011	3,431,920
2012	3,495,815
2013	2,626,728
Thereafter	10,744,893

$29,142,740

Four tenants generated approximately 28%, 28%, 28%, and 15% of rental income for the year ended December 31, 2008, and four tenants will generate approximately 55%, 24%, 14%, and 7% of future minimum rental income.

7.  COMMITMENTS AND CONTINGENCIES

Wells VAF I is not subject to any material litigation nor to management’s knowledge is any material litigation currently threatened against Wells VAF I.

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells VAF I to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As a result of a lease amendment executed in July 2008, the major tenant at the Park Lane Building, Connecticut General Life Insurance Company, has the right to request tenant improvements up to approximately $1.5 million, which would be required to be funded by Wells VAF I. As of December 31, 2008, Wells VAF I had not received a request to utilize such funds.

8.  ECONOMIC DEPENDENCY

Wells VAF I has engaged WIM and Wells Management to provide certain services essential to Wells VAF I, including asset management services, supervision of the management of properties, asset acquisition and disposition services, as well as other administrative responsibilities for Wells VAF I, including accounting services, investor member communications, and investor relations. The Advisory Agreement between WIM and Wells VAF I is terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells VAF I is dependent upon WIM and Wells Management.

WIM and Wells Management are owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). Accordingly, Wells VAF I focuses on the financial condition of WREF when assessing the financial condition of WIM and Wells Management. In the event that WREF were to become unable to meet its obligations as they become due, Wells VAF I might be required to find alternative service providers.

Future net income generated by WREF is largely dependent upon the amount of fees earned by affiliates of WIM and Wells Management based on, among other things, the level of investor proceeds raised from the sale of common stock for certain WREF-sponsored programs and the volume of future acquisitions and dispositions of real estate assets by WREF-sponsored programs, as well as anticipated dividend income earned from its holdings of common stock of Piedmont Office Realty Trust, Inc. (“Piedmont REIT”), formerly known as Wells Real Estate Investment Trust, Inc., which was acquired in connection with the Piedmont REIT internalization transaction. In addition, WREF guarantees unsecured debt held by another WREF-sponsored product that is in the start-up phase of its operations equal to approximately $59.0 million as of February 28, 2009. As of December 31, 2008, Wells VAF I believes that WREF generates adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and other investments to meet its current and future obligations as they become due.

Wells VAF I is also dependent upon the ability of its current tenants to pay their contractual rent amounts as they become due. In particular, Brocade Communications Systems, Inc., Connecticut General Life Insurance Company, and Country Music Television, Inc. are significant tenants at our properties and account for 10% or more of our 2008 aggregate annual revenues. The inability of a tenant to pay future rental amounts would have a negative impact on the results of operations of Wells VAF I. Wells VAF I is not aware of any reason why its current tenants will not be able to pay their contractual rental amounts as they become due in all material respects. Situations preventing Wells VAF I’s tenants from paying contractual rents could result in a material adverse impact on its results of operations.